UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of March, 2009
(Commission file No. 1-14228)
Cameco Corporation
(Translation of registrant’s name into English)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated March 5, 2009 announcing closing of public equity offering
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2009	Cameco Corporation
	By:	/s/ O. Kim Goheen
O. Kim Goheen
Senior Vice-President and Chief Financial Officer

TSX: CCO NYSE: CCJ	currency: Cdn
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Completes Bought Deal Offering of Common Shares
Gross Proceeds of Approximately $460 Million
Saskatoon, Saskatchewan, Canada, March 5, 2009 .   .   .   .   .   .   .   .   .   .   .   .   .   .
Cameco Corporation (TSX: CCO; NYSE: CCJ) today announced that it has completed its previously announced bought deal public offering of common shares of Cameco at a price of $17.25 per common share. The underwriters, led by BMO Capital Markets and RBC Capital Markets, elected to exercise their over-allotment option in full, resulting in a total of 26,666,400 common shares being issued today by Cameco for gross proceeds of $459,995,400.
Cameco intends to use the net proceeds of the offering to strengthen its capital position and enhance its financial flexibility to allow it to take advantage of opportunities that may emerge from the current industry environment, and for general corporate purposes.
Cautionary Statement Regarding Forward-Looking Information
This news release contains certain forward-looking statements regarding Cameco and the offering referred to herein, including the anticipated use of proceeds. These statements are based upon the assumption that the proceeds of the offering can successfully be used as described above. Actual developments may differ as a result of risks relating to market conditions and global, political and economic uncertainties. Cameco disclaims any obligation to update any forward-looking statement contained in this news release except to the extent required by law.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316